

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

   Re: Bilibili Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Filed April 27, 2023
     File No. 001-38429

Dear Rui Chen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Haiping Li